Exhibit 99.1

Excerpt from Part II, Item 5 of the Quarterly Report on Form 10-Q of Worksport Ltd. for the Quarter Ended September 30, 2026

Item 5. Other Information

Subsequent Events

The following information is provided in lieu of a Current Report on Form 8-K under Item 5.02(e) of Form 8-K.

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On November 9, 2026, the Board of Directors of the Company, upon the recommendation of the Compensation Committee, by unanimous written consent, approved an option exchange program under the 2022 Equity Incentive Plan, as amended (the “2022 Plan”), under which holders of outstanding options granted under the Company’s 2015 Equity Incentive Plan (which expired in 2025, although options granted under it remain outstanding in accordance with their terms), 2021 Equity Incentive Plan and 2022 Plan may surrender their options in exchange for new options under the 2022 Plan on a one-for-one basis. The new options will be non-qualified stock options with a ten-year term and an exercise price equal to the closing price of the common stock on The Nasdaq Capital Market on the grant date, and will vest one-third on the grant date, one-third on the first anniversary and one-third on the second anniversary of the grant date, subject to continued service, with time-based vesting replacing any performance-based vesting. The grant date will be November 13, 2026, which is the first trading day after two full trading days have elapsed following the filing of this Quarterly Report on Form 10-Q. Each exchange will be documented in an option exchange agreement, and the election period will remain open for at least 20 business days and at least 30 calendar days after the exchange documents are delivered. Only options that are outstanding and have not expired or otherwise terminated at the end of the election period are eligible. Options granted outside the Company’s equity incentive plans, including options issued by Terravis Energy Inc., are not eligible. To the extent the new options exceed the shares available under the 2022 Plan, they may not be exercised unless and until either the Company’s shareholders approve an amendment to the 2022 Plan to increase the number of shares of common stock reserved for issuance under the 2022 Plan or sufficient shares become available under the 2022 Plan, including through the automatic quarterly increases under its evergreen provision. If sufficient shares have not become available by the date of the Company’s 2027 annual meeting of shareholders, the Company will submit a proposal to increase the 2022 Plan share reserve at that meeting, and any new options that then exceed the available shares will be forfeited if the shareholders do not approve it. The Company will conduct the exchange program as an issuer tender offer.

The option exchange offer has not yet commenced. When the exchange offer commences, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Option holders should read the Schedule TO and its exhibits, including the offer to exchange, when they become available, because they will contain important information about the exchange offer. Option holders may obtain these documents free of charge at the SEC’s website at www.sec.gov or from the Company. This Quarterly Report on Form 10-Q is neither an offer to purchase nor a solicitation of an offer to sell any securities.